SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D109

(CUSIP Number)

Canaan XI L.P.

c/o Canaan Partners

285 Riverside Avenue, Suite 250

Westport, Connecticut 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23954D109	SC 13D/A	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan XI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,748,403
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,748,403
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,748,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 73,461,100 outstanding shares of Common Stock of the Issuer as of August 1, 2022, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022.

CUSIP No. 23954D109	SC 13D/A	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan Partners XI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,748,403
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,748,403
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,748,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23954D109	SC 13D/A	Page 4 of 6

EXPLANATION.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of the Reporting Persons. This Amendment No. 4 amends and supplements Amendment No. 3 previously filed with the SEC (as defined below) on September 22, 2022 (“Amendment No. 3”), Amendment No. 2 previously filed with the SEC (as defined below) on September 19, 2022 (“Amendment No. 2”), Amendment No. 1 previously filed with the SEC (as defined below) on December 22, 2021 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on June 10, 2021 (the “Initial Schedule 13D”, together with, Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. The Common Stock is held directly by Canaan XI L.P.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of this Item 5 are amended and restated as follows:

(a) and (b) As of the date of this Schedule 13D, Canaan XI directly beneficially owns 4,748,403 shares of Common Stock, representing approximately 6.5% of the total outstanding shares of Common Stock based upon 73,461,100 outstanding shares of Common Stock of the Issuer as of August 1, 2022, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2022 as filed with the Securities and Exchange Commission on August 4, 2022.

As of the date of this Schedule 13D, Canaan XI GP may be deemed to beneficially own the shares held directly by Canaan XI.

(c) On October 17, 2022, Canaan XI effected a pro rata distribution, for no consideration, of 2,215,898 shares to its partners. Except as reported in this Item 5(c), none of the Reporting Persons have effected any transactions since the most recent filing of Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2022

CANAAN XI L.P.

By:	Canaan Partners XI LLC, its general partner

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CANAAN PARTNERS XI LLC

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended